UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2007.

or

☐	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to             .

Commission file number 1-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WAL-MART PUERTO RICO PROFIT SHARING AND 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WAL-MART STORES, INC.

702 Southwest Eighth Street

Bentonville, Arkansas 72716

Financial Statements

AND SUPPLEMENTAL SCHEDULES

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

As of January 31, 2007 and 2006, and for the year ended January 31, 2007

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Financial Statements and

Supplemental Schedules

As of January 31, 2007 and 2006, and for the year ended January 31, 2007

Report of Independent Registered Public Accounting Firm

The Retirement Plans Committee

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan as of January 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year then ended January 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement’s presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2007 and 2006, and the changes in its net assets available for benefits for the year then ended January 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of January 31, 2007, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

As discussed in Note 2 to the financial statements, in 2007 the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

July 17, 2007

Rogers, Arkansas

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Statements of Net Assets Available for Benefits

	January 31,
	2007	2006
Assets
Investments (at fair value)	$29,381,717	$22,687,754
Wrapper contracts (at fair value)	735	—

Receivables:
Company contributions	6,734,957	5,947,936
Associate contributions	—	15,838
Due from broker	360	435

Total receivables	$6,735,317	$5,964,209
Cash	1,261	9,244

Net assets available for benefits (at fair value)	36,119,030	28,661,207
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	74,301	77,000

Net assets available for benefits	$36,193,331	$28,738,207

See accompanying notes.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended January 31, 2007

Additions
Company contributions	$6,721,418
Associate contributions	591,540
Interest and dividend income	744,826
Net appreciation in fair value of investments	821,975
Other, net	55,453

Total additions	8,935,212

Deductions
Benefit payments	1,437,376
Administrative expenses	42,712

Total deductions	1,480,088

Net increase	7,455,124
Net assets available for benefits, at beginning of year	28,738,207

Net assets available for benefits, at end of year	$36,193,331

See accompanying notes.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements

January 31, 2007

1. Description of the Plan

The following description of the Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan (the “Plan”) provides only general information regarding the Plan as in effect on January 31, 2007. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of the Puerto Rico Internal Revenue Code of 1994 (the “Code”), as amended, or Section 402(a)(1) of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Participants should refer to the Plan document for a complete description of the Plan’s provisions. To the extent not specifically prohibited by statute or regulation, Wal-Mart Stores, Inc. (“Wal-Mart” or the “Company”) reserves the right to unilaterally amend, modify, or terminate the Plan at any time, and such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan’s assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.

General

The Plan is a defined contribution plan which was established by the Company on February 1, 1997, as the Wal-Mart Puerto Rico, Inc. 401(k) Retirement and Savings Plan. The Plan was amended, effective October 31, 2003, to merge the assets of the Wal-Mart Stores, Inc. Profit Sharing Plan applicable to Puerto Rico participants into the Plan. In connection with the merger, the Plan was renamed Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan.

Each eligible employee who was a participant in the Plan as of October 31, 2003, shall continue to be a participant hereunder from and after November 1, 2003, as long as such individual continues to be an eligible employee. Each eligible employee who was not a participant in the Plan as of October 31, 2003, and has completed at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or any plan year) is eligible to participate in the Plan. Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of the Code and ERISA.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2007

1. Description of the Plan (continued)

The responsibility for operation, investment policy, and administration of the Plan (except for day-to-day investment management and control of assets) is vested in the Retirement Plans Committee of the Company. Retirement Plans Committee members are appointed by the Company’s Vice-President, Retirement and Savings Plans Department, with ratification of a majority of sitting committee members.

The trustee function of the Plan is performed by Banco Popular de Puerto Rico (“BPPR”) while Merrill Lynch Investment Managers LLC (“Merrill Lynch”) is the custodian of the Plan’s assets. BPPR remits all contributions received from Wal-Mart Puerto Rico to Merrill Lynch who invests those contributions as directed by participants and according to the policies established by the Retirement Plans Committee. Merrill Lynch makes payouts from the Plan in accordance with the Plan. The custodian is affiliated with Merrill Lynch, Pierce, Fenner & Smith, Inc., the parent corporation of Merrill Lynch. The Trustee is affiliated with Blackrock Investment Management, LLC, manager of the Merrill Lynch Equity Index Fund and the Merrill Lynch Retirement Preservation Fund, which are investment options offered under the Plan to participants. Merrill Lynch is the record-keeper for the Plan.

Contributions

All eligible associates participate in the Plan and may elect to contribute from one percent to 10 percent of their eligible wages. Certain highly compensated associate contributions may be further limited under the terms of the Plan. Whether or not a participant contributes to the Plan, he or she will receive a portion of the Qualified Non-Elective contributions and Profit Sharing contributions made by Wal-Mart Puerto Rico, Inc. (“Wal-Mart Puerto Rico”) if the participant meets certain eligibility requirements. To be eligible to receive Wal-Mart Puerto Rico’s contributions, the participant must complete at least 1,000 hours of service during the Plan year for which the contributions are made, as well as be employed on the last day of that Plan year.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2007

1. Description of the Plan (continued)

Wal-Mart Puerto Rico’s contributions are discretionary and can vary from year to year. At the end of each Plan year, the Board of Directors of the Company, or its authorized committee or delegate, at their discretion, determines Wal-Mart Puerto Rico’s contributions (if any). Wal-Mart Puerto Rico’s contributions for each participant will be based on a percentage of the participant’s eligible wages for the Plan year. For the Plan year ended January 31, 2007, the discretionary contribution percentage was two percent of eligible participants’ compensation for each of Wal-Mart Puerto Rico’s Qualified Non-Elective contribution and Wal-Mart Puerto Rico’s Profit Sharing contribution. Such contributions are subject to certain limitations in accordance with provisions of the Code.

Participants’ Accounts

Each participant’s account is credited with earnings (losses) net of administrative expenses which are determined by the investments held in each participant’s account; the participant’s contribution; and an allocation of (a) Wal-Mart Puerto Rico’s contributions to the Plan made on the participant’s behalf, and (b) forfeited balances of terminated participants’ nonvested Profit Sharing contributions and forfeited unclaimed checks. Allocations of forfeitures to participants are based on eligible wages. As of January 31, 2007 and 2006, forfeited nonvested Profit Sharing contributions and unclaimed check forfeitures to be reallocated to the remaining participants totaled approximately $270,000 and $232,000, respectively.

Vesting

Participants are immediately vested in all elective contributions, Qualified Non-Elective contributions, and Profit Sharing Plan rollover contributions. A participant’s Profit Sharing contributions vest based on years of service at a rate of 20% per year from years three through seven. Profit Sharing contributions become fully vested upon the participant’s retirement at age 65 or above, or total and permanent disability or death.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2007

1. Description of the Plan (continued)

Payment of Benefits and Withdrawals

Generally, payment upon a participant’s separation from the Company (and its controlled group members) is a lump-sum payment or five-year annual installments in cash for the balance of the participant’s vested account. However, participants may elect to receive a single lump-sum payment of their Profit Sharing contributions in whole shares of Company stock, with partial or fractional shares paid in cash even if such contributions are not invested in Company stock. Participants may also elect to receive a single lump-sum payment of their Qualified Non-Elective contribution in whole shares of Company stock, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Company stock as of the date distributions are processed. To the extent the participant’s Profit Sharing and Qualified Non-Elective contributions are not invested in Company stock, the contributions will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).

The Plan permits withdrawals of active participants’ salary reduction contributions and rollover contributions only in amounts necessary to satisfy financial hardship as defined by the Plan document. In-service withdrawal of vested balances may be elected by participants who have reached 69  1/2 years of age.

Plan Termination

While there is no intention to do so, the Company may discontinue the Plan subject to the provisions of the Code and ERISA. In the event of complete or partial Plan termination, or discontinuance of contributions to the Plan, participants’ accounts shall be immediately vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2007

1. Description of the Plan (continued)

Investment Options

A participant or former participant may direct Merrill Lynch to invest any portion of his/her elective contributions and Qualified Non-Elective contributions in available investment options. Participant investment options include a variety of mutual funds, a common/collective trust, Company common stock, and a stable value fund, which consists of a money market fund, a common/collective trust, and traditional and synthetic guaranteed investment contracts. Participants may change their selections at any time.

Participants’ Profit Sharing contributions and Profit Sharing Plan rollover contributions are invested at the direction of the Retirement Plans Committee for participants with less than seven years of service. Participants with at least seven years of service may direct Merrill Lynch to invest such contributions in available investment options.

Participant investments not directed by the associate shall be invested by the Trustee as directed by the Retirement Plans Committee.

2. Summary of Accounting Policies

Basis of Accounting

Shares of mutual funds are valued at published prices which represent the net asset values of shares held by the Plan at year end based on the underlying fair value of the assets held by the fund. Shares of money market funds are stated at cost which approximates fair value. Wal-Mart common stock is stated at fair value, which equals the quoted market price on the last business day of the year. Investments in common/collective trust funds are stated at the fair value of the underlying assets determined by Merrill Lynch. Traditional and synthetic guaranteed investment contracts held by the Plan through a stable value fund are considered to be fully benefit-responsive, and therefore, are recorded at fair value, then adjusted to contract value (Note 3). Contract value represents contributions made under the contract, plus interest at the contract rates less withdrawals. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Benefit payments are recorded when paid. Wal-Mart Puerto Rico’s contributions are recorded by the Plan in the period in which they were accrued by Wal-Mart Puerto Rico. Wal-Mart Puerto Rico’s contributions to the Plan related to the year ended January 31, 2007, were paid in March 2007.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2007

2. Summary of Accounting Policies (continued)

The Company bears the majority of costs associated with administering the Plan, except for certain expenses paid by the Plan participants.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to use estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from these estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentations.

Fully Benefit-Responsive Investment Contracts

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at January 31, 2007.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2007

2. Summary of Accounting Policies (continued)

As required by the FSP, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value. American Institute of Certified Public Accountants SOP 94-1-1, Reporting of Investment Contracts Held by Health and Welfare Benefits Plans and Defined Contribution Pension Plans, amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of January 31, 2006, presented for comparative purposes. Adoption of the FSP had no effect on the statement of changes in net assets available for benefits for any period presented.

3. Retirement Preservation Fund Investments

The Plan’s Retirement Preservation Fund (“RPF”) is a stable value investment option for the Plan’s participants and for the Participants of the Wal-Mart Profit Sharing and 401(k) Plan. The RPF is invested in a money market fund, a common/collective trust (the “Retirement Preservation Trust”), traditional guaranteed investment contracts (“GIC’s”), and synthetic GIC’s. The synthetic GIC’s are secured by underlying fixed income assets. The crediting interest rates on all investment contracts ranged from 2.8% to 5.8% for the year ended January 31, 2007, and from 2.8% to 5.7% for the year ended January 31, 2006. Average duration for all investment contracts was 2.7 years and 2.8 years at January 31, 2007, and January 31, 2006, respectively. There are no reserves against the contract value for credit risk of the contracted issuer or otherwise.

Traditional GICs issued by an insurance company are valued by calculating the sum of the present values of all projected future cash flows of each investment. The discount rate used is provided by other similar maturity investment contracts at year-end. The fair values of the synthetic GIC wrapper contracts are determined by the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract. The underlying investments in the synthetic GICs are debt securities that are traded primarily in over-the-counter market and are valued at the last available bid price in the over-the-counter market or on the basis of values obtained by a pricing service. Pricing services use valuation matrixes that incorporate both dealer-supplied valuations and valuation models.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2007

3. Retirement Preservation Fund Investments (continued)

The Fund enters into book value investment contracts (BVCs), also known as synthetic investment contracts. BVCs are comprised of both investment and contractual components. The investment component consists of collective investment funds and a pooled portfolio of actively managed fixed income securities owned by the Fund, referred to as Covered Assets. This investment component is “wrapped” by contracts (Wrapper Agreements) issued by third-party financial institutions (generally insurance companies or banks) (Wrapper Providers). These Wrapper Agreements generally provide for participant benefit withdrawals and investment transfers at the full contract value of the Wrapper Agreement (i.e., principal plus accrued interest) nothwithstanding the actual market value of the underlying investments (i.e., fair value of Covered Assets plus accrued interest). In this manner, Wrapper Agreements are designed to protect the Fund from investment losses as a result of movements in interest rates. However, the Wrapper Agreements generally do not protect the Fund from loss if an issuer of covered assets defaults on payments of principal or interest. A default by the issuer of a covered asset or Wrapper Provider on its obligation could result in a decrease in the value of the Fund’s assets. The Fund pays wrapper fees to the Wrapper Providers. Wrapper fees are negotiated separately with each issuer and are generally calculated based on a specified percentage of contract value.

In general, if the contract value of the Wrapper Agreement exceeds the market value of the Covered Assets (including accrued interest), the Wrapper Provider becomes obligated to pay that difference to the Fund in the event that redemptions result in a total contract liquidation. In the event that there are partial redemptions that would otherwise cause the Wrapper Agreement’s crediting rate to fall below 0%, the Wrapper Provider is obligated to contribute to the Fund an amount necessary to maintain the contract’s crediting rate at not less than 0%. The circumstances under which payments are made and the timing of payments between the Fund and the Wrapper Provider may vary based on the terms of the Wrapper Agreement.

A synthetic GIC provides for a guaranteed principal plus any credited interest that has accrued over a specified period of time through benefit-responsive wrapper contracts issued by a third party which are backed by underlying assets. The fair value on the synthetic GIC’s is approximately $1,304,326 and $1,025,000 at January 31, 2007 and 2006, respectively. Included in the fair value of the synthetic GIC’s is approximately $735 and $0 at January 31, 2007 and 2006, respectively, attributable to wrapper contracts.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2007

3. Retirement Preservation Fund Investments (continued)

All investment contracts held in the portfolio at January 31, 2007 and 2006, are fully benefit-responsive. All contracts are effected directly between the RPF, with Merrill Lynch as the Trustee, and the wrapper or issuer of the benefit-responsive feature. The RPF, with Merrill Lynch as the Trustee, is prohibited from assigning or selling the contract to another party without the consent of the wrapper of issuer.

All benefit-responsive contracts held in the portfolio at January 31, 2007 and 2006, require that either the repayment of principal and interest credited to participants in the RPF is a financial obligation of the issuer of the investment contract or a wrapper contract provides assurance that the interest crediting rate will not be less than zero. No event has occurred such that realization of full contract value for a particular investment contract is no longer probable.

The RPF invests in the Retirement Preservation Trust, a stable value collective trust fund. All investment contracts held in the Retirement Preservation Trust have been individually evaluated for benefit-responsiveness and all are fully benefit-responsive. There are no restrictions on access to funds for the payment of benefits.

The RPF allows participants daily access to the funds. The terms of the investment contracts held in the portfolio at January 31, 2007 and 2006, permit all participant-initiated transactions with the RPF to occur at contract value with no conditions, limits or restrictions. Permitted participant initiated transactions are those transactions allowed by the Plan, such as withdrawals for benefits, loans, or transfer to other funds within the Plan. There is no probability of events occurring that would limit the ability of the RPF to transact at contract value for participant initiated transactions.

The interest crediting rate for each investment contract is determined as follows: the current dollar duration yield to maturity of the underlying investments plus or minus an adjustment for any difference between the contract value and fair value of securities taken over the contract value and the duration of the securities. The key factors that could influence future crediting rates are changes to market interest rates, changes in the market value of securities, changes in the duration or weighted average life of securities and deposits or withdrawals to investment contracts. All investment contracts have a 0.0% minimum interest crediting rate. All investment contracts are reset at least quarterly, although under certain circumstances such as a large deposit or withdrawal, they may be reset more frequently.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2007

3. Retirement Preservation Fund Investments (continued)

As interest rates rise, the market value of the underlying securities declines and when interest rates fall, the market value of the underlying securities rises. The relationship to future interest crediting rates based on a change in interest rates up or down will generally have minimal impact on the crediting rate since the change in rates will generally be offset by the change in market value, except when there is a change in duration. Duration is a measure of average life of all cash flows in the portfolio on a present value basis. A change in duration when market values decline (interest rates rise) will reduce the crediting rate if duration shortens and increase the crediting rate if duration lengthens. A change in duration when market values rise (interest rates fall) will increase the crediting rate when duration falls and decrease the crediting rate when duration rises. Finally, any deposit or withdrawal to the investment contract will impact the crediting rate based on the relative size of the deposit or withdrawal.

The average yield earned by the entire RPF (which may differ from the interest rate credited to participants in the RPF) was 5.60% and 5.32% at January 31, 2007 and 2006, respectively. This average yield was calculated by dividing the annualized earnings of all investments in the RPF (irrespective of the interest rate credited to participants in the RPF) by the fair value of all investments in the RPF.

The average yield earned by the entire RPF with an adjustment to reflect the actual interest rate credited to participants in the RPF was 4.89% and 4.49% at January 31, 2007 and 2006, respectively. This average yield was calculated by dividing the annualized earnings credited to participants in the RPF (irrespective of the actual earnings of the investments in the RPF) by the fair value of all investments in the RPF.

The type of events that could potentially limit the ability of the RPF to transact at contract value could include premature termination of the contracts by the Plan, location closings, layoffs, plan termination, bankruptcy, mergers, and early retirement incentives. The likelihood of the occurrence of these events that would limit the Plan’s ability to transact at contract value with the participants in the Plan is not probable. The RPF also maintains a liquidity protocol such that benefit-responsive contracts are insulated in the portfolio access structure and 69.8% and 71.6% as of January 31, 2007 and 2006, respectively, insulates these benefit-responsive contracts.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2007

3. Retirement Preservation Fund Investments (continued)

The issuer may terminate a benefit-responsive contract with the RPF, with Merrill Lynch as the Trustee, including, but not limited to, a failure of the RPF, with Merrill Lynch as the Trustee, to comply with contractual requirements; a material mis-representation of the RPF, with Merrill Lynch as the Trustee; failure to remain a qualified plan under the Code; or a merger or termination of the Plan. Upon such an event which remains uncured, the issuer may terminate at a settlement amount other than the contract value.

4. Investments

Merrill Lynch holds the Plan’s investments and executes all investment transactions. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and market risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

During the 2007 Plan year, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated in value as follows:

Net Appreciation in Fair Value of Investments
Wal-Mart Stores, Inc. Common Stock	$332,713
Mutual Funds	291,209
Common/Collective Trusts	174,369
Other	23,684

Total	$821,975

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2007

4. Investments (continued)

The fair value of individual investments that represent five percent or more of the Plan’s net assets are as follows:

	January 31,
	2007	2006
PIMCO Total Return Fund	$4,955,069	$3,514,150
Merrill Lynch Retirement Preservation Trust (*)	2,811,535	2,498,868
Wal-Mart Stores, Inc. Common Stock	12,837,107	10,647,256

(*)	The contract value for Merrill Lynch Retirement Preservation Trust is $2,865,988 and $2,551,570 at January 31, 2007 and 2006, respectively.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2007

5. Non-Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

	As of January 31, 2007
	Wal-Mart Stores, Inc. Common Stock	Merrill Lynch Retirement Preservation Fund	Merrill Lynch Equity Index Trust GM	American Europacific Growth Fund GM	Franklin Small-Mid Cap Growth Fund GM	PIMCO Total Return Fund GM	Ariel Fund GM	Mass Investment Growth Fund GM	Davis NY Venture Fund GM	Total
Assets:
Common Stock	$12,837,107	$—	$—	$—	$—	$—	$—	$—	$—	$12,837,107
Mutual Funds	—	—	—	832,164	765,458	4,848,748	902,739	1,195,591	1,212,340	9,757,040
Money Market Fund	—	634,851	—	—	—	—	—	—	—	634,851
Common/Collective Trust	—	2,811,535	1,208,407	—	—	—	—	—	—	4,019,942
Traditional and Synthetic GIC’s	—	1,393,150	—	—	—	—	—	—	—	1,393,150

Investments (at fair value)	12,837,107	4,839,536	1,208,407	832,164	765,458	4,848,748	902,739	1,195,591	1,212,340	28,642,090
Wrapper contracts (at fair value)	—	735	—	—	—	—	—	—	—	735
Contributions receivable	85,507	1,027,870	780,420	652,569	328,902	1,636,265	330,206	716,518	780,420	6,338,677

Net assets available for benefits (at fair value)	12,922,614	5,868,141	1,988,827	1,484,733	1,094,360	6,485,013	1,232,945	1,912,109	1,992,760	34,981,502
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	—	74,301	—	—	—	—	—	—	—	74,301

Net assets available for benefits	$12,922,614	$5,942,442	$1,988,827	$1,484,733	$1,094,360	$6,485,013	$1,232,945	$1,912,109	$1,992,760	$35,055,803

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2007

5. Non-Participant-Directed Investments (continued)

	Year ended January 31, 2007
	Wal-Mart Stores, Inc. Common Stock	Merrill Lynch Retirement Preservation Fund	Merrill Lynch Equity Index Trust GM	American Europacific Growth Fund GM	Franklin Small-Mid Cap Growth Fund GM	PIMCO Total Return Fund GM	Ariel Fund GM	Mass Investment Growth Fund GM	Davis NY Venture Fund GM	Total
Changes in net assets:
Contributions	$282,949	$947,769	$820,670	$687,223	$353,902	$1,761,859	$358,685	$756,105	$820,670	$6,789,832
Interest and dividends	174,464	202,211	4	52,759	47,201	188,769	49,609	4	7,669	722,690
Net appreciation / (depreciation) in fair value of instruments	332,713	23,683	146,207	59,074	(4,182)	(19,006)	25,362	71,174	142,788	777,813
Benefit payments	(521,030)	(296,282)	(65,221)	(45,200)	(40,164)	(264,015)	(48,067)	(64,352)	(65,261)	(1,409,592)
Administrative expenses	(570)	(27,004)	(1,612)	(1,017)	(990)	(6,984)	(1,196)	(1,589)	(1,611)	(42,573)
Net interfund transfers	(218,122)	243,329	(58,383)	(62,660)	15,346	111,938	(13,414)	10,665	(57,282)	(28,583)
Other, net	7,537	37,915	1,050	659	654	4,595	789	1,047	1,050	55,296

Net increase	57,941	1,131,621	842,715	690,838	371,767	1,777,156	371,768	773,054	848,023	6,864,883

Net assets available for benefits at beginning of year	12,864,673	4,810,821	1,146,112	793,895	722,593	4,707,857	861,177	1,139,055	1,144,737	28,190,920

Net assets available for benefits at end of year	$12,922,614	$5,942,442	$1,988,827	$1,484,733	$1,094,360	$6,485,013	$1,232,945	$1,912,109	$1,992,760	$35,055,803

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2007

5. Non-Participant-Directed Investments (continued)

	As of January 31, 2006
	Wal-Mart Stores, Inc. Common Stock	Merrill Lynch Retirement Preservation Fund	Merrill Lynch Equity Index Trust GM	American Europacific Growth Fund GM	Franklin Small-Mid Cap Growth Fund GM	PIMCO Total Return Fund GM	Ariel Fund GM	Mass Investment Growth Fund GM	Davis NY Venture Fund GM	Total
Assets:
Common Stock	$10,647,256	$—	$—	$—	$—	$—	$—	$—	$—	$10,647,256
Mutual Funds	—	—	—	603,966	537,706	3,438,969	640,116	843,450	848,837	6,913,044
Money Market Fund	—	113,285	—	—	—	—	—	—	—	113,285
Common/Collective Trust	—	2,498,868	850,212	—	—	—	—	—	—	3,349,080
Traditional and Synthetic GIC’s	—	1,181,866	—	—	—	—	—	—	—	1,181,866

Investments (at fair value) Wrapper contracts (at fair value)	10,647,256 —	3,794,019 —	850,212 —	603,966 —	537,706 —	3,438,969 —	640,116 —	843,450 —	848,837 —	22,204,531 —
Contributions receivable	2,217,417	939,802	295,900	189,929	184,887	1,268,888	221,061	295,605	295,900	5,909,389

Net assets available for benefits (at fair value)	12,864,673	4,733,821	1,146,112	793,895	722,593	4,707,857	861,177	1,139,055	1,144,737	28,113,920
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	—	77,000	—	—	—	—	—	—	—	77,000

Net assets available for benefits	$12,864,673	$4,810,821	$1,146,112	$793,895	$722,593	$4,707,857	$861,177	$1,139,055	$1,144,737	$28,190,920

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2007

5. Non-Participant-Directed Investments (continued)

The above tables represent the net assets available for benefits for both the 401(k) and Profit Sharing Investments. The investment amounts in the above tables include a portion that is participant-directed, as the participant-directed investments cannot be segregated from the total.

6. Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	January 31,
	2007	2006
Net assets available for benefits per the financial statements	$36,193,331	$28,738,207
Less: Amounts allocated to withdrawing participants	(1,261)	(4,191)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(74,301)	—

Net assets available for benefits per the Form 5500	$36,117,769	$28,734,016

The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500 as of January 31, 2007:

Benefit payments per the financial statements	$1,437,376
Add: Amounts allocated to withdrawn participants at end of year	1,261
Less: Amounts allocated to withdrawn participants at beginning of the year	(4,191)

Benefit payments per the Form 5500	$1,434,446

Amounts allocated to withdrawing participants are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date.

The following is a reconciliation of the investment income per the financial statements to the Form 5500 for the year ended January 31, 2007:

Total investment income per the financial statements	$1,566,801
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(74,301)

Total investment income reported on Form 5500	$1,492,500

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2007

6. Differences between Financial Statements and Form 5500 (continued)

Amounts related to fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value and in the financial statement at contract value.

7. Tax Status

The Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury dated February 10, 1999, and subsequently, received a letter dated May 12, 2005, stating that the Plan is qualified under Section 1165(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Code, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

8. Related-Party Transactions

Certain Plan investments are shares of common stock of Wal-Mart Stores, Inc. and shares of a common/collective trust and a stable value fund managed by Blackrock Investment Management, LLC. Wal-Mart Stores, Inc. is the Plan sponsor, and Merrill Lynch is the custodian and record-keeper as defined by the Plan, and Blackrock Investment Management LLC is an affiliate of the Trustee, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the custodial and record-keeping services amounted to $42,713 for the year ended January 31, 2007.

9. Subsequent Events

The Plan was amended, effective February 1, 2007, to change the following provisions:

•	The five-year annual installment distribution option was removed as a plan option for all distributions that occur after the effective date.

•

Participants or former participants who have completed at least three years of service may elect to direct the Trustee to invest any portion of his or her Profit Sharing Contribution Account and PSP Rollover Contribution Account in specific assets or other available investments options.

•	Participants may contribute amounts representing distributions from other plans qualified under the Code.

•	Participants are allowed catch-up contributions with a maximum catch-up contribution of $1,000.

Supplemental Schedules

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

January 31, 2007

EIN #66-0475164

Plan #004

	Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
	NON-PARTICIPANT DIRECTED:

(*) (**)	Wal-Mart Stores, Inc.
	Common Stock			$6,941,362	$12,837,107	$—	$—	$—
(*) (**)	Merrill Lynch
	Premier Fund			634,851	634,851	—	—	—
(*) (**)	Merrill Lynch
	Retirement Preservation Trust			2,866,154	2,811,535	—	54,453	2,865,988
(*)	Merrill Lynch
	Equity Index Trust GM			940,479	1,208,407	—	—	—
	American Europacific
	Growth Fund GM			652,488	832,164	—	—	—
	Franklin Templeton Investments
	Small-Mid Cap Growth Fund GM			626,550	765,458	—	—	—
	PIMCO Funds
	Total Return Fund GM			4,956,072	4,848,748	—	—	—
	Ariel

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

January 31, 2007

EIN #66-0475164

Plan #004

Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
Ariel Fund GM			785,789	902,739	—	—	—
Massachusetts Investments
Growth Stock Fund GM			969,821	1,195,591	—	—	—
Davis Funds
New York Venture Fund GM			869,909	1,212,340	—	—	—

			20,243,475	27,248,940	—	54,453	2,865,988

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS

AIG Financial Products:	Aa2/AA	4.96%	—	—	(17)	2,058	155,250
Fannie Mae Trust Series 2003-15 Class CP, 4.50%			2,963	2,923	—	—	—
Fannie Mae, 5.88%, 6/27/2013			31,728	31,310	—	—	—
Morgan Stanley Dean Witter Capital I Series 2003-TOP9 Class A1, 3.98%			6,456	6,371	—	—	—

Ginnie Mae Trust Series 2005-09 Class AB, 4.49%			29,424	29,038	—	—	—
GMAC Mortgage Corporation Loan Trust Series 2005-AR4 Series 4A1, 5.17%			33,445	33,006	—	—	—
Freddie Mac Multiclass Certificates Series 3073 Class LA, 5.00%			51,234	50,561	—	—	—

Bank of America N.A.:	Aa1/AA	4.96%	—	—	74	3,904	177,047

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

January 31, 2007

EIN #66-0475164

Plan #004

Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
Banc of America Commercial Mortgage Inc. Series 2004-6 Class A3, 4.51%			61,301	59,923	—	—	—
JP Morgan Mortgage Trust Series 2006-A3 Class 3A2, 5.76%			72,380	70,754	—	—	—
Asset Backed Funding Certificates Series 2005-AQ1 Class A4, 5.01%			23,191	22,670	—	—	—
Wells Fargo mortgage Backed Securities Trust Series 2003-H Class A1, 4.65%			20,175	19,722	—	—	—

IXIS Financial Products, Inc.:	Aaa/AAA	5.08%	—	—	197	2,336	185,520
Fannie Mae Trust Series 2003-55 Class CG, 4.00%			87,534	86,338	—	—	—
Citigroup Mortgage Loan Trust Inc. Series 2005-10 Class 1A5A, 5.87%			33,792	33,331	—	—	—
Banc of America Commercial Mortgage Inc. Series 2006-2 Class A3, 5.71%			64,194	63,318	—	—	—

JPMorgan Chase Bank:	Aa2/AA-	5.22%	—	—	104	2,268	150,587
Ginnie Mae Trust Series 2003-64 Class A, 3.09%			3,576	3,519	—	—	—
Banc of America Funding Corporation Series 2006-4 Class A11, 6.00%			29,702	29,233	—	—	—
Fannie Mae Trust Series 2004-92 Class QY, 4.50%			21,436	21,099	—	—	—
Federal Home Loan Banks SB-2016 1, 4.89%, 12/23/2016			14,129	13,907	—	—	—
Wells Fargo Mortgage Backed Securities Trust Series 2005-2 Class 1A3, 5.25%			48,592	47,827	—	—	—

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

January 31, 2007

EIN #66-0475164

Plan #004

Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
Banc of America Mortgage Securities Series 2005-L Class 2A3, 5.24%			14,028	13,807	—	—	—
JPMorgan Mortgage Trust Series 2006-A1 Class 3A2, 5.61%			19,124	18,823	—	—	—

Rabobank Nederland:	Aaa/AAA	5.83%	—	—	143	(426)	136,217
Fannie Mae, 5.75%, 5/1/2013			78,654	78,818	—	—	—
JPMorgan Mortgage Trust Series 2006-A4 Class 4A2, 5.80%			57,563	57,682	—	—	—

State Street Bank:	Aa2/AA	4.89%	—	—	(15)	3,790	147,209
Citicorp Mortgage Securities, Inc. Series 2005-1 Class 1A1, 5.00%			49,376	48,109	—	—	—
Citicorp Mortgage Securities, Inc. Series 2004-6 Class 1A1, 5.50%			25,917	25,253	—	—	—
GMAC Commercial Mortgage Securities Inc. Series 2004-C3 Class A4, 4.55%			30,772	29,983	—	—	—
Countrywide Home Loan Series 2005-5 Class A6, 5.50%			41,144	40,089	—	—	—

Transamerica Life Insurance Co.:	Aa3/AA	5.25%	—	—	148	2,331	195,654
Freddie Mac Multiclass Certificates Series 2603 Class TC, 4.00%			9,819	9,694	—	—	—
Bear Sterns Commercial Mortgage Securities Series 2000-WF1 Class A1, 7.64%			2,412	2,381	—	—	—
Banc of America Funding Corporation Series 2006-D Class 5A2, 5.24%			85,450	84,367	—	—	—

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

January 31, 2007

EIN #66-0475164

Plan #004

Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
GE Capital Commercial Mortgage Corporation Series 2003-C1 Class A1, 3.09%			3,444	3,401	—	—	—
Freddie Mac Multiclass Certificates Series 2772 Class DJ, 4.50%			37,709	37,231	—	—	—
Countrywide Home Loan Series 2005-6 Class 1A2, 5.00%			44,682	44,116	—	—	—
Wells Fargo Mortgage Backed Securities Trust Series 2005-AR14 Class A2, 5.39%			12,138	11,985	—	—	—

UBS AG:	Aa2/AA+	4.94%	—	—	101	2,839	176,407
GMAC Mortgage Corporation Loan Trust Series 2005-AR2 Series 2A, 4.85%			46,118	45,350	—	—	—
Fannie Mae Whole Loan Series 2004-W6 Class 1A4, 5.50%			66,784	65,670	—	—	—
Honda Auto Receivables Owner Trust Series 2003-3 Class A4, 2.77%			21,674	21,313	—	—	—
Asset Backed Funding Certificates Series 2005-AQ1 Class A6, 4.78%			22,572	22,196	—	—	—
GSAA Home Equity Trust Series 2005-7 Class AF3, 4.75%			19,259	18,938	—	—	—

TOTAL SYNTHETIC GUARANTEED INVESTMENT CONTRACTS			1,323,891	1,304,056	735	19,100	1,323,891

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

January 31, 2007

EIN #66-0475164

Plan #004

Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
TRADITIONAL GUARANTEED INVESTMENT CONTRACTS

Genworth Life Insurance Company, 4.18%			3,875	4,652	—	12	4,664
Hartford Life Insurance Company, 4.57%			1,938	2,382	—	—	2,382
Hartford Life Insurance Company, 3.32%			9,300	10,412	—	119	10,531
John Hancock Life Insurance Co., 4.64%			3,894	4,803	—	5	4,808
MetLife Life & Annuity Co., 4.79%			3,875	4,824	—	1	4,825
New York Life Insurance Co., 3.32%			4,673	5,269	—	73	5,342
New York Life Insurance Co., 2.82%			4,154	4,527	—	110	4,637
Pacific Life Insurance Co., 4.40%			3,894	4,729	—	8	4,737
Pacific Life Insurance Co., 3.18%			4,673	5,216	—	78	5,294
Pacific Life Insurance Co., 3.27%			4,673	5,209	—	95	5,304
Principal Life Insurance Co., 3.97%			5,813	6,789	—	37	6,826
Principal Life Insurance Co., 4.26%			5,813	6,986	—	15	7,001
Protective Life Insurance Co., 3.69%			1,938	2,259	—	18	2,277
Protective Life Insurance Co., 3.90%			6,975	8,111	—	42	8,153
Protective Life Insurance Co., 3.61%			4,650	5,309	—	60	5,369

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

January 31, 2007

EIN #66-0475164

Plan #004

Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
United of Omaha Life Insurance Co., 4.11%			3,894	4,634	—	19	4,653
United of Omaha Life Insurance Co., 2.80%			2,726	2,983	—	56	3,039

TOTAL TRADITIONAL GUARANTEED INVESTMENT CONTRACTS			76,758	89,094	—	748	89,842

TOTAL NON PARTICIPANT-DIRECTED			21,644,124	28,642,090	735	74,301	4,279,721

PARTICIPANT-DIRECTED:

(*) Merrill Lynch
Equity Index Trust				235,633	—	—	—
Ariel
Ariel Fund				30,244	—	—	—
American Europacific
Growth Fund				120,762	—	—	—
PIMCO Funds
Total Return Fund				106,321	—	—	—
Davis Funds
New York Venture Fund				59,626	—	—	—
Franklin Templeton Investments

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

January 31, 2007

EIN #66-0475164

Plan #004

Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
Small-Mid Cap Growth Fund				113,354	—	—	—
Massachusetts Investments
Growth Stock Fund				32,447	—	—	—
Allianz Funds
RCM Innovation Fund				6,407	—	—	—
AIM Funds
International Growth Fund				34,833	—	—	—

TOTAL PARTICIPANT-DIRECTED			—	739,627	—	—	—

TOTAL INVESTMENTS			$21,644,124	$29,381,717	$735	$74,301	$4,279,721

*	Party-in-interest
**	The amounts include both non-participant and participant-directed amounts as the participant-directed investments cannot be segregated from the total.

Note: The “Cost” column is not applicable for participant directed investments.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Schedule H, Line 4j - Schedule of Reportable Transactions

January 31, 2007

EIN #66-0475164

Plan #004

(a) Identity of Party Involved	(b) Description of Assets (Including Interest Rate and Maturity in Case of Loans)	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Category (iii) – Series of transactions in excess of 5% of beginning of year Plan assets:

Wal-Mart Stores, Inc. *	Common Stock	$—	$888,229	$602,831	$888,229	$285,398
Wal-Mart Stores, Inc. *	Common Stock	$2,599,736	$—	$2,599,736	$2,599,736	—

There were no category (i), (ii) or (iv) transactions during the 2007 Plan year.

Columns (e) and (f), are not applicable.

*	The above transactions include a portion that is participant-directed. The above table includes both non-participant and participant-directed transactions, as the participant-directed transactions cannot be segregated from the total.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Date: July 20, 2007	By:	/s/ Stephen R. Hunter
Vice President Retirement and Savings Plans Department
Wal-Mart Stores, Inc.